UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer


Getnet
Sep-Oct 2021
Company Presentation

Disclaimer

This presentation has been prepared by Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the "Company") solely for informational purposes. The information contained in this presentation is only a summary and does not purport to be complete. This presentation has been prepared solely for informational purposes and should not be construed as financial, legal, tax, accounting, investment or other advice or a recommendation with respect to any investment. This presentation and the accompanying oral presentation are intended solely for the purposes of familiarizing shareholders of Banco Santander (Brasil) S.A. ("Santander Brasil") with the Company. This presentation does not constitute or form part of any offer or invitation for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

To the extent available, the industry and market data contained in this presentation has come from official or third party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While the Company believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company, nor any of their respective subsidiary undertakings of affiliates, or their respective directors, officers, employees, advisers or agents has independently verified the data contained therein.

This presentation may contain certain forward-looking statements and information pertaining to the Company and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Except as otherwise stated all financial information included in this presentation is derived from the Company's financial statements prepared in accordance with Brazilian generally accepted accounting practices ("BR GAAP"). This presentation may contain summarized, financial information that is not prepared in accordance with BR GAAP (such financial information referred to as "non-GAAP" financial measures). We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. Non-GAAP financial measures do not have standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from the financial measures reported in accordance with IFRS and should be considered in conjunction with all other information available regarding the Company. For the convenience of readers, our income statement, balance sheet and cash flow statement in BR GAAP and in International Financial Reporting Standards are included in the appendix to this presentation.

By attending the meeting where this presentation is made, you agree to be bound by the foregoing limitations and to maintain absolute confidentiality regarding the information disclosed in this presentation until notified by the banks that research publication is permitted.

Getnet's Professionals

CEO – PagoNxt
Board Member Getnet BR



Javier San Félix

Previous Experience:

Santander · Banesto · McKinsey & Company

- Chief Executive Officer PagoNxt
- Senior Executive Vice President of Santander:
  - Head of Global Payments
  - Deputy CEO Santander UK
  - Global Head of Retail & Commercial Banking
  - SEVP Santander Consumer Finance
- Senior Partner of McKinsey & Company and member of EU Financial Institutions senior leadership teams

General Manager – PagoNxt MS
Board Member Getnet BR



Ignacio Narvarte

Previous Experience:

Santander · KPMG · CHASE

- General Manager of PagoNxt Merchant Solutions
- +17 years of experience in payments
- Worked as Director of Means of Payments in Santander
- Previous experience in Chase and KPMG

CEO – Getnet
Board Member Getnet BR



Pedro Coutinho

Previous Experience:

Santander · Itaú · Nacional · Unibanco

- Chief Executive Officer
- +35 years of experience in financial markets
- Worked as executive VP at Santander
- Chairman of the Brazilian Association of Credit Card Companies
- Worked at Itaú Unibanco as officer of high-income individuals
- Developed Retail business model in line with the Santander Group's Global strategy

CFO – Getnet



Andre Parize

Previous Experience:

Santander · BV · EY

- Chief Financial Officer
- +15 years of experience in financial markets
- Previous experience in business modeling and valuation at EY
- Worked at BV as head of research and strategist
- Head of Investor Relations at Santander Brasil
- Best IR Professional and Best IR Team by Institutional Investor - Latin America Executive Team

IRO – Getnet



Luciano Ferrari

Previous Experience:

Santander

- Chief Investor Relations Officer
- Joined Santander Group in 2003
- Worked in Investor Relations at Santander Brasil for 6 years
- Worked as Head of Private Banking Commercial Division

Multiservice Platform: a True One-Stop-Shop in the Brazilian Payments Sector

Multiple Channels Platform

Traditional Acquiring

Large Corporate

SMEs

Long-Tail

Microentrepreneurs



GetPay Link
auttar
Software solutions
TEF – Reconciliation
Payment Devices
GetPay Link
SuperGet
"Single Rate"
Pre-Paid → SuperGet Account

Multiservice Platform



VALUE ADDED SERVICES
ACQUIRING
CREDIT
E-COMMERCE
FINANCIAL SERVICES
Marketplace
Payment Link
Ecosystem
Software
Getnet
A PagoNxt COMPANY

Multiservice platform as a way to enhance customer loyalty and accounting with e-commerce as a key growth channel

Unique Growth Track Record Among Peers in the Industry

Market Share (%)



53%
37%
27%
24%
16%
10%
9%
3%
4%
1%
2013
2014
2015
2016
2017
2018
2019
2020
1H21
Getnet
Peer 1
Peer 2
Peer 3
Peer 4

Active Clients ('000)[1]



2.0mm POS
CAGR ('15-20)
+20%
356
418
500
506
771
891
876
2015
2016
2017
2018
2019
2020
1H21

(1) Considers a single transaction within a 90-day period.
Source: ABECS.

Consistent Topline Growth

Outperforming the Market with Growing Volumes

TPV *(BRL billion)*



CAGR ('18-20) +21%
vs.
Market +17%
187
208
274
112
+64%
183
2018
2019
2020
1H20
1H21

Historically outperforming and currently growing[1] 3.7x above the market, despite the Covid-19 pandemic, strengthening our business model

Prepayment *(BRL billion)*



CAGR (18-20) +25%
47
52
73
31
+76%
54
2018
2019
2020
1H20
1H21

Continuously increasing IPP[2] through a solid strategy, solidifying our position as a market leader in prepayments with a 41% share[3]

(1) Getnet 1H21 YoY growth vs. Market 1Q21 YoY growth; (2) TPV Credit Penetration; (3) BACEN April/21.
Source: ABECS.

The Economy is Recovering and is Positively Impacting the Payment Sector

Consistent TPV Growth

Total Payment Volume & Growth in BRL tr



14.5%
18.4%
11.1%
24.5%
1.6
1.8
2.0
2.5
2018
2019
2020
2021(1)

Resilient Even in Challenging Times

TPV Growth YoY



18.7%
(15.1%)
24.6%
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21

Still Underpenetrated

Brazil TPV as a % of Household Consumption



38%
42%
46%
50%
4Q18
4Q19
4Q20
4Q21(1)

The Overall Payment Sector is Still Expected to Grow in a Favorable Macroeconomic Environment

(1) Estimated.
Source: ABECS.

After a Rough 2020, KPIs Improving Across the Board

Positive Outlook for 2021

TPV Mix



Retail
Wholesale
SMEs Market[1]
40%
68%
66%
60%
COVID-19 impact on TPV Mix
57%
32%
34%
40%
43%
2018
2019
feb/20
1H21

Retail Segments' % of Getnet's TPV (Feb-20 vs Apr-21)

Segments	Pre-Covid TPV Share	Current TPV Share
T&E[2]	13%	4%
Gas Stations	18%	14%
Education	5%	1%

Strategic segments are still **underperforming** when compared to **pre-pandemic levels**

Total Transactions *(MLN)* **and Cost per Transaction** *(BRL)*



0.37
0.36
0.34
0.37
0.28
CAGR ('18-20)
+11%
+48%
2,389
2,706
2,957
1,296
1,923
2018
2019
2020
1H20
1H21

One of the lowest cost per transaction of the Brazilian payments industry

(1) Internal estimates for the market's mix composition / SMEs considers Long Tail; (2) Tourism & Entertainment.

Closing the Gap in 2021, but Growth has just Begun

Earnings Reflecting Covid-19 and Recent Long-Term Investments



Total Revenue (BRL MLN)[1]
CAGR ('18-20)
+4%
2,022
2,730
2,172
1,100
1,239
+13%
2018
2019
2020
1H20
1H21



EBITDA[2] (BRL MLN) and EBITDA Margin (%)
50.6%
49.0%
35.0%
35.8%
1,130
1,304
812
451
2018
2019
2020
1H21



Net Income[1] (BRL MLN)
CAGR ('18-20)
-28%
691
793
359
236
188
-21%
2018
2019
2020
1H20
1H21

(1) Financial figures according to BR GAAP. (2) EBITDA is calculated as net income, plus net financial result, plus current and deferred income tax and social contribution expense, plus depreciation and amortization expenses. EBITDA does not have standardized meaning and is not a recognized measure under IFRS.

A Successful and Trailblazing Track-Record in Payments

Tech Startup Origins
Strategic Vision

Acquiring First-Mover
Building our Commercial Model

Diversification
Profitability & Efficiency

Multiservice Platform

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Founded as a Tech Startup

One of the leaders in top up of pre-paid phones

JV with Santander Brasil

Santander sells the totality of its shares in Visanet

A decision that anticipated the coming changes to the Brazilian Payments and Financial Services Market

Integrated Account Acquiring + Banking Services for SMEs

BACEN regulations end the acquiring duopoly

New Brand Wholesale Operations

Santander BR acquires an 88.5% stake in Getnet

Getnet is one of the first players to break the duopoly in the Brazilian payments industry

One of the first to offer card schemes interoperability

One of the first payment institution certified by BACEN

Focus on Profitability & Efficiency

New Market Position

Santander BR buys remaining 11.5% stake in Getnet

Infrastructure Digital Platform Tier IV Data Center

One-Stop-Shop Platform

Creation of Independent Channel

E-Commerce: Core Priority of Getnet's Future

Santander BR approves Getnet's Spin-Off

Well Positioned to Leverage Growth with a Full Platform for Merchants

Powerful Ecosystem for Merchants of all Sizes
Services for Physical and Digital Operations

Complementary Businesses
Additional features to the ecosystem



e-commerce Getnet
marketplace Getnet
Acquiring
Cards & App
Prepayment
Value-Added Services
auttar
Software / Omnichannel
Getnet
A PagoNxt COMPANY
Complete Solution for Microentrepreneurs
Digital Store
ERP/SmartPOS: better experiences with self-checkout
ERP & SmartPOS
Credit
Independent Channel

Industry Leaders Trust Getnet

Wide Range of Clients Across All Economic Segments

Physical	Digital	Phygital
Dia	Lojas Americanas	Cobasi, Starbucks
GPA	privalia	Pague Menos
McDonald's	via, Sem Parar	Fast Shop, Decathlon
		Estácio, Shell

Growing in SMEs & Microentrepreneurs

SMEs Active Clients *('000)*[1]


CAGR ('18-20)
+21%
+18%
313
435
461
389
459
2018
2019
2020
1H20
1H21

Long-Tail Active Clients *('000)*[1]


CAGR ('18-20)
+132%
+23%
71
282
385
300
369
2018
2019
2020
1H20
1H21

Main Growth Drivers

SuperGet

Long-Tail Expansion



RECEIVE IN 2 DAYS WITH A 2% RATE

ONE INSTALLMENT CREDIT AND DEBIT


CRIE SUA
LOJA VIRTUAL
MINESTORE
Completa
e sem mensalidade

Digital Stores *('000)*

9 — JUNE 2020

Growth: +6.0x

53 — JUNE 2021

Flexibility to design specific solutions according to customer profile

(1) Considers a single transaction within a 90-day period.

New Distribution Channels

Growing Beyond the Santander Brasil Ecosystem

Investing for Long-Term Sustainable Results in the Independent Channel

Recent Investments in the Independent Channel expected to be Tailwinds for the Future

Independent Channel Investment *(BRL MLN)*[1]

$ ▶ $$$$

INVESTMENTS ROUGHLY **2X GREATER THAN 2020**

COMPANY EXPECTS TO CONTINUE TO INCREASE INVESTMENT AMOUNT

Continuously investing to improve our value proposition and increase our Active Client Base with better client services

Strategic Growth Pillars

E-COMMERCE
Online acquisition (self-service)

SALESFORCE
Outsourced salesforce model (400 HC)

MARKETPLACE
Ecosystem of Financial Services

BANKS
Getnet Distributors with Chinese Wall
ORIGINAL PINE

PARTNERSHIP MODEL
New B2B pipeline and digital products for B2C

Active Clients *('000)*[2]

225K

Credit

Asset Light Model

TAM

Getnet estimate:
30MM micro merchants
in Brazil

(1) Includes total expenses and POS subsidies; (2) Considers a single transaction within a 90-day period.

Getnet has emerged as an E-Commerce leader, a segment that will change the landscape and dictate the future of payments

E-Commerce Market is Accelerating in Brazil

Solid Perspectives in the Brazilian E-Commerce due to Fast Digitalization Pace and Low Penetration

Brazilian E-Commerce Evolution *(BRL billion)*



Growth YoY ('19-20)
+37%
75
90
93
132
115
1H19
2H19
1H20
2H20
5M21

Accelerated with the Covid-19 Pandemic, but still has considerable room for growth in Brazil

E-Commerce Penetration Over Total Retail *(%)*

Penetration of Brazilian E-Commerce with plenty of room to grow when compared to more matured markets



3%
8%
15%
16%

Source: Business.com as of 2020, Boletim da Receita Federal, Nota Fiscal Eletrônica.

Getnet Serves its Clients in a Holistic Manner

Full Suite of Tools for Clients to Start, Run and Grow a Business Online

Getnet E-Commerce


Merchant
Risks
Brands
VISA
elo
Gateway
Processing
Issuer

Clients usually need up to 8 different suppliers in order to safely operate a business online

Harder to guarantee quality and safety


E-Commerce Ecosystem
CHECKOUT
ACQUIRING
SMEs ONLINE STORE
ALTERNATIVE PAYMENT METHODS
SPLIT PAYMENT
ADVISORY
RECURRING ENGINE
RECONCILIATION
VAULT
FRAUD MANAGEMENT

One-stop-shop concept, providing merchants of all sizes with all the necessary tools to run a business online

One of the Best Approval Rates

Low Fraud Index

Online Store Creator

100% proprietary technology, allowing greater flexibility and customization of solutions to our clients

E-Commerce Market Leader

Increasing our Footprint in a Fast-Growing Industry

Getnet E-Commerce TPV *(BRL billion)*


CAGR ('18-20)
+94%
16
21
60
23
45
38
5M21
+99%
2018
2019
2020
1H20
1H21

+94% CAGR$_{18\text{-}20}$, with an increasing digital client base and merchants realizing E-Commerce is the future

Market-Share *(%)*[1]


13%
27%
33%
2019
2020
5M21

Emerging as a **market leader** in Brazilian Digital Payments

Source: Getnet, Boletim da Receita Federal, Nota Fiscal Eletrônica.

Creating Value Through Sustainability, Social Justice and Responsible Investments

ESG Strategy

THE **MOST SUSTAINABLE** OPERATION OF THE SECTOR

Environment

THE **BEST PARTNER OF THE** BRAZILIAN **MICRO ENTREPRENEUR**

Social

REFERENCE IN **SAFE, EFFICIENT AND PROFITABLE** MANAGEMENT

Governance

Vision of the Future: from Local to Global

Getnet will benefit from being part of PagoNxt, a global payments tech company within Santander Group with a core cloud-based infrastructure providing reliability and scalability

Getnet Brasil to be part of GETNET Global Franchise, powered by PagoNxt

Santander

PagoNxt HoldCo

- ✓ Technology-focused global payments integrated solutions for merchants, enterprises and consumers
- ✓ Shared cross-border platforms and infrastructure
- ✓ Leveraging Santander scale and global reach

Merchant Solutions

- ✓ Become a world-class merchant payment services franchise under the common brand Getnet
- ✓ Leverage key capabilities, products, value added services, processing critical mas and state of the art platform architecture towards a global single platform

Brazil *(spin-off)*

Mexico, Argentina, Chile, Uruguay

Europe

Trade Solutions

- ✓ World-class international trade and payments platform for SMEs and corporates
- ✓ Leveraging Santander´s customer base of 4mn businesses, of which 220k operate internationally

OneTrade | PaymentsHub | Ebury

Investments to strengthen trade offering

Consumer Solutions

- ✓ Engaging digital payment solutions for individuals in emerging and developed markets
- ✓ Digital wallet in 7 Latam countries
- ✓ Pipeline of new opportunities

superdigital

Revenues and cost synergies to be captured from Getnet's integration within a global business

Getnet Brasil to benefit from its integration in PagoNxt

PagoNxt will improve Getnet Brasil competitiveness, in efficiency and value proposition



Integrated in a global technology platform with a local / regional approach

Share and leverage key capabilities, products and value-added services

Significantly reduce time to market

Optimize need for investments

Gain new business opportunities through improved value proposition and global reach

Benefit from two-sided networks with PagoNxt Consumer and Trade businesses

Source: Getnet.

The next chapter of our story

Spin-Off Rationale

Next Chapter of Getnet's Story

- ✓ Started from scratch and **became a reference in the Brazilian payments industry**
- ✓ **Universal** payment technology company in Brazil and one of the leaders in **E-Commerce**
- ✓ **Ready for the next step**: increase TAM[1]
- ✓ **Bright future ahead:** positive outlook for payments + new investments positions Getnet for continued success in the future, benefiting from integration within PagoNxt

Unlocking Value

- ✓ Shareholders will have **direct exposure to the fast-growing payments market**
- ✓ Potential **for market to reflect value not recognized in Getnet as a subsidiary**
- ✓ Provide Getnet with **direct access to capital markets** allowing it to prioritize investments according to its profile

Global Payments Platform

- ✓ PagoNxt will concentrate **technology and payment businesses**
- ✓ Getnet, under PagoNxt, will be **one of the leading players** in Brazilian payments that will be **part of a global business franchise**
- ✓ PagoNxt will **compete as a global platform**, both with fintechs and large digital platforms

(1) Total Addressable Market.

Timeline of the Process

February 25th
Board Meeting for spin-off proposal approval / Transaction Material Fact disclosure

February 26th
Santander Brasil Shareholders' Meeting call notice

March 31st
Santander Brasil Shareholders' Meeting for spin-off approval

April 1st
Filing with the Brazilian Central Bank for spin-off authorization

May and June
Filling with CVM (May 14th) and SEC (June 28th) for registration of Getnet as a publicly-held company / Filing with B3 and Nasdaq for listing

July 14th
BACEN authorization

TBC[1]
Spin-off Material Fact and fixing of record date

TBC[2]
Record date in BR and US

TBC[3]
Initial Getnet trading at B3 and NASDAQ

(1) Material fact to be disclosed after Getnet obtains its listing approval with NASDAQ; (2) Record date in Brazil should be a couple of days before record date in the United States; (3) Initial trading at B3 should be a couple of days before initial trading at NASDAQ.

Santander Brasil and Getnet: A Strong Partnership between a Bank and a Technology Company

Getnet and Santander Brasil Partnership

Alignment of Incentives

- Getnet and Santander Brasil fully aligned, with converging objectives + same controlling shareholders
- Robust business model
- Unified commitment to serving all customers with physical and digital solutions

Business Parameters

- All transactional and non-credit related business will remain on Getnet
- Prepayment revenues: 100% Getnet
- Getnet will be remunerated for credit origination

Client Origination and Active Base Increase

- New clients will come from both Santander Brasil and Getnet channels
- The listing will bring greater market visibility to Getnet

+

- Strengthen the One-Stop-Shop concept and multiservice platform

Economic Relationship

- Getnet pays Santander Brasil for the sales channel respecting a minimum profitability rule[1]
- Santander will compensate Getnet for the origination of potential clients who cross-sell

(1) Net MDR, discounting scheme fees and any other commercial incentives paid and/or disbursed by Getnet, is positive.

Santander Brasil Channel Maintains its Solid and Robust Operation

Aligned Interests and Incentives Model Assuring Balanced Client Acquisition

Getnet Governance with SANB11

- WEEKLY COMMITTEES
- GETNET BOARD OF DIRECTORS WITH SANTANDER BRASIL MEMBERS
- GETNET'S HEADQUARTERS IS INSIDE THE SANTANDER BRASIL TOWER (PRESENCE)
- FULLY ALIGNED STRATEGY
- CROSS SELL

Santander Brasil Channel

Getnet growth throughout its history was supported by SANTANDER BRASIL'S BANKING PLATFORM, a partnership that will be MAINTAINED AND EXPANDED

+3K Branches(1)

+20K Salesforce

110 Hubs(2)

Santander Brasil Integrated Account

(1) Considering branches and PABs (mini branches); (2) Sales desks inside Santander Brasil branches.

Key Takeaways

1 | Solid track record

2 | Leading e-commerce player in Brazil

3 | Revenue Diversification and Efficiency as drivers of growth

4 | One of the leading players in Brazilian payments that will be part of a global business franchise

5 | Expanding TAM with the Independent Channel beyond Santander while embracing new and open market opportunities

6 | Our future is bright: keep investing and diversifying our business


Getnet

Appendix #1

Income Statement (IFRS)

Income Statement (R$000')	2018	2019	2020	1H2021	1H2020
Revenue	2,231,606	2,662,893	2,320,495	1,259,870	1,098,498
Cost of Goods Sold	(898,463)	(1,086,511)	(1,426,192)	(749,040)	(623,202)
Gross Profit	1,333,143	1,576,382	894,303	510,830	475,296
Other Operating Income (Expenses)	(459,278)	(550,347)	(404,309)	(226,248)	(179,231)
Administrative and Operational	(329,383)	(440,668)	(348,540)	(187,419)	(159,463)
Other administrative expenses	(129,895)	(109,679)	(55,769)	(38,829)	(19,768)
Operational Income	873,865	1,026,035	489,994	284,582	296,065
Financial Result	67,923	73,826	6,193	(6,340)	27,780
Earnings Before Taxes	941,788	1,099,861	496,187	278,242	323,845
Income Tax and Social Contribution	(249,536)	(305,829)	(135,174)	(90,225)	(87,020)
Current	(256,490)	(330,012)	(127,984)	(67,204)	(62,659)
Deferred	6,954	24,183	(7,190)	(23,021)	(24,361)
(=) Net Income	692,252	794,032	361,013	188,017	236,825

Balance Sheet (IFRS)

Balance Sheet (R$000')	2018	2019	2020	1H20
Total Assets	27,569,682	27,141,134	43,021,698	49,289,671
Total Current Assets	26,218,566	25,562,506	41,478,266	47,364,265
Cash and equivalents	1,793,937	211,702	265,096	95,456
Financial Instruments	1,800,552	1,425,079	925,383	1,147,433
Accounts receivable	22,503,580	23,735,586	39,968,233	45,842,008
Inventory	-	49,617	61,559	59,113
Prepaid and Recoverable Taxes	19,828	31,192	52,277	51,916
Other Assets	100,669	109,330	205,718	168,339
Total Non-Current Assets	1,351,116	1,578,628	1,543,432	1,925,406
Deferred Income Tax and Social Contribution	55,241	82,058	73,859	449,302
Fixed Assets	482,499	687,239	635,766	630,543
Fixed Assets in Operation	461,327	657,237	613,861	614,451
Right of Use in Lease	21,172	30,002	21,905	16,092
Intangible Assets	813,376	809,331	833,807	845,561

Balance Sheet (R$mm)	2018	2019	2020	30/06/2020
Total Liabilties and Shareholder's Equity	27,569,682	27,141,134	43,021,698	49,289,671
Total Liabilities	25,013,026	23,929,335	40,278,815	46,004,765
Total Current Liabilities	24,930,867	23,849,959	40,177,141	45,921,006
Income Tax and Social Contribution Payable	81,084	51,873	41,720	24,232
Loans and borrowings	50,918	639,233	1,063,347	1,467,302
Other liabilities	24,798,865	23,158,853	39,072,074	44,429,472
Dividends and IOC payable	59,828	67,518	29,227	44,550
Accounts Payable	24,546,465	22,844,566	38,767,156	44,176,171
Lease liabilities	6,211	5,111	4,265	4,479
Others	186,361	241,658	271,426	204,272
Total Non-Current Liabilities	82,159	79,376	101,674	83,759
Loans and borrowings	45,652	13,312	27,810	30,581
Other liabilities	26,267	49,957	54,563	36,566
Lease liabilities	16,631	25,518	18,784	13,529
Others	9,636	24,439	35,779	23,037
Income Tax and Social Contribution Payable	4,136	8,606	7,876	3,101
Provision for labor, tax and civil risks	6,104	7,501	11,425	13,511
Shareholder Equity	2,556,656	3,211,799	2,742,883	3,284,906
Shareholder Equity	1,189,503	1,189,503	1,422,496	1,422,496
Capital Reserve	6,400	6,400	6,400	404,933
Retained Earnings	1,361,072	2,016,082	1,314,638	1,458,105
Others	(319)	(186)	(651)	(628)

Cash Flow Statement (IFRS)

Cash Flow Statement (R$000')	2018	2019	2020	1H2021	1H2020
Net Income	692,252	794,032	361,013	188,017	236,825
Net Income Adjustments	308,259	375,068	369,080	247,010	197,056
Depreciation and amortization	256,273	277,895	322,232	178,653	156,758
Exchange gain	(18)	3,772	(16,467)	284	(3,106)
Constitution of provision for expected credit losses	34,977	73,338	21,517	16,508	10,698
Provision for labor, tax and civil risks	677	1,397	3,924	2,086	465
Recognition of losses on property, P&E and intangible assets	6,968	11,424	9,250	3,771	1,795
Allowance for intangible/ fixed asset losses	3,622	18,420	(9,032)	4,337	(9,399)
Interest and charges on financing	12,714	13,005	30,466	18,350	15,484
Deferred income tax and social contribution	(6,954)	(24,183)	7,190	23,021	24,361
Change in assets and liabilities	1,797,269	(2,907,331)	(302,071)	(626,010)	(377,792)
Prepaid and Recoverable Taxes	457	(11,364)	(21,085)	361	(1,800)
Accounts Receivable	(2,971,638)	(1,305,344)	(16,254,164)	(5,890,283)	(1,625,159)
Other assets	(44,936)	(31,306)	(92,364)	(40,230)	(34,600)
Accounts Payable	4,752,472	(1,701,899)	15,922,589	5,409,015	1,409,638
Taxes and contributions payable	41,637	(29,211)	(10,153)	113,836	76,018
Other liabilities	224,863	456,394	278,022	(82,679)	(122,837)
Tax paid	(205,586)	(284,601)	(124,916)	(136,030)	(79,052)
Cash Flow From Operations	**2,797,780**	**(1,738,231)**	**428,022**	**(190,983)**	**56,089**
Financial applications	(619,617)	375,473	499,696	(138,729)	(341,670)
Acquisition of fixed assets	(221,778)	(491,819)	(310,167)	(175,110)	(103,450)
Acquisition of intangible assets	(73,243)	(142,087)	(92,760)	(29,072)	(66,929)
Sale of property and intangible assets	2,898	3,001	1,564	11,187	97,480
Cash Flow From Investments	**(911,740)**	**(255,432)**	**98,333**	**(331,724)**	**(414,569)**
Raising loans and financing	3,812	599,160	2,842,742	2,860,906	1,202,742
Payment of loans and financing	(46,699)	(50,054)	(2,399,622)	(2,457,087)	(945,853)
Payment of dividends	(102,823)	(131,339)	(867,746)	(29,227)	(67,518)
Interest paid on loans and financing	(8,846)	(5,271)	(33,060)	(14,227)	(16,944)
Cash Flow From Financing	**(154,556)**	**412,496**	**(457,686)**	**360,365**	**172,427**
Exchange variation on cash and equivalents	(1,239)	(1,068)	(15,275)	(7,298)	5,481
Cash flow of the Period	**1,730,245**	**(1,582,235)**	**53,394**	**(169,640)**	**(180,572)**

Appendix #2

Income Statement (BR GAAP)

Income Statement (R$000')[1]	2018A	2019A	2020A	30/06/2020	30/06/2021
Financial Income	86,787	93,801	50,107	38,366	15,636
Securities	86,787	93,801	50,107	38,366	15,636
Financial Expenses	(56,413)	(58,489)	(54,909)	(30,392)	(32,635)
Borrowing and lending	(9,675)	(12,140)	(26,389)	(14,445)	(17,134)
Allowance for loan losses	(46,738)	(46,349)	(28,520)	(15,947)	(15,501)
Financial Results	30,374	35,312	(4,802)	7,974	(16,999)
Other Operating Income (Expenses)	733,929	906,618	477,324	264,378	313,159
Income for services rendered	2,086,057	2,021,756	1,900,466	869,530	1,054,152
Personnel expenses	(184,216)	(204,770)	(194,628)	(95,505)	(114,344)
Other administrative expenses	(888,246)	(980,789)	(903,796)	(464,758)	(493,122)
Tax charges	(262,381)	(246,259)	(228,591)	(109,456)	(113,249)
Equity earnings of controlled entities	4,887	671	6,067	2,842	4,420
Other operating income	520,351	867,601	529,879	307,267	303,434
Other operating expenses	(542,523)	(551,592)	(632,073)	(245,542)	(328,132)
Operational Income	764,303	941,930	472,522	272,352	296,160
Income Tax and Social Contribution	(250,289)	(305,506)	(134,622)	(86,956)	(89,216)
Provision for income tax	(188,021)	(241,453)	(92,046)	(45,669)	(48,579)
Provision for social contribution	(66,827)	(86,507)	(32,866)	(15,862)	(16,655)
Deferred income tax and social contribution	4,559	22,454	(9,710)	(25,425)	(23,982)
Statutory Profit Sharing	(31,251)	(51,040)	(47,940)	(18,497)	(19,367)
(=) Net Income	482,763	585,384	289,960	166,899	187,577

(1) Income Statement considers the goodwill of Getnet acquisition by Santander Brasil.

Balance Sheet (BR GAAP)

Balance Sheet (R$000')	2018A	2019A	2020A	30/06/2020	30/06/2021
Total Assets	27,130,768	26,571,613	42,321,124	28,153,667	48,595,962
Total Current Assets	26,172,935	25,558,444	41,367,259	27,301,574	47,186,824
Cash and equivalents	1,789,896	211,280	264,406	30,813	94,310
Financial Instruments	24,048,674	24,365,809	39,200,174	26,108,154	44,603,917
Securities	1,796,558	1,416,824	915,627	1,750,924	1,064,872
Derivative financial instruments	-	4,177	-	-	-
Interbank transactions	22,252,116	22,944,808	38,284,547	24,357,230	43,539,045
Other receivables	321,987	893,635	1,790,259	1,048,326	2,368,830
Tax Credits	36,369	-	-	-	-
Sundry	360,000	951,642	1,847,584	1,125,054	2,436,944
Allowance for impairment of assets	(74,382)	(58,007)	(57,325)	(76,728)	(68,114)
Other Assets	12,378	87,720	112,420	114,281	119,767
Superget sale stock	-	49,617	56,869	62,421	54,423
Prepaid expenses	12,378	38,103	55,551	51,860	65,344
Total Non-Current Assets	60,976	135,093	160,069	109,738	526,774
Other receivables	18,829	86,193	109,208	60,985	469,718
Tax Credits	13,901	77,195	66,810	51,303	441,291
Sundry	4,928	8,998	42,398	9,682	28,427
Other Assets	42,147	48,900	50,861	48,753	57,056
Prepaid expenses	42,147	48,900	50,861	48,753	57,056
Investments	96,450	22,772	27,739	24,514	108,159
Investments in associates and jointly controlled entities in Brazil	96,450	22,772	27,739	24,514	108,159
Property and Equipment in Use	374,605	654,240	613,533	581,242	614,179
Property in use	12,405	12,459	12,459	12,460	12,459
Other property and equipment in use	1,089,238	1,490,520	1,603,001	1,470,265	1,598,866
Accumulated depreciation	(727,038)	(848,739)	(1,001,927)	(901,483)	(997,146)
Intangible Assets	425,802	201,064	152,524	136,599	160,026

Balance Sheet (R$000')	2018A	2019A	2020A	30/06/2020	30/06/2021
Total Liabilties and Shareholder's Equity	27,130,768	26,571,613	42,321,124	28,153,667	48,595,962
Total Liabilities	24,965,490	23,959,847	40,249,090	25,414,806	45,982,345
Total Current Liabilities	24,906,498	23,913,725	40,185,635	25,357,919	45,934,675
Interbank transactions	10,352,624	9,804,625	17,857,214	12,071,283	13,289,183
Loans and borrowings in Brazil	48,986	639,234	1,063,347	875,201	1,467,302
Derivative financial instruments	-	9,663	-	-	-
Other liabilities	14,504,888	13,460,203	21,265,074	12,411,435	31,178,190
Social and statutory	68,428	74,040	37,007	42,909	48,779
Tax and social security	86,474	56,110	52,704	59,843	30,980
Sundry	14,349,986	13,330,053	21,175,363	12,308,683	31,098,431
Total Non-Current Liabilities	58,992	46,122	63,455	56,887	47,670
Loans and borrowings in Brazil	45,202	13,312	27,810	31,727	30,581
Other liabilities	13,790	32,810	35,645	25,160	17,089
Social and statutory	6,352	15,131	22,206	14,005	14,397
Tax and social security	4,310	8,780	174	174	174
Sundry	3,128	8,899	13,265	10,981	2,518
Shareholder Equity	2,165,278	2,611,766	2,072,034	2,738,861	2,613,617
Shareholder Equity	1,189,503	1,189,503	1,422,496	1,422,496	1,422,496
Capital Reserve	6,400	6,400	6,400	6,400	404,933
Retained Earnings	969,741	1,416,096	643,836	1,310,363	786,863
Fair value adjustment	(366)	(233)	(698)	(398)	(675)

Cash Flow Statement (BR GAAP)

Cash Flow Statement (R$000')	2018A	2019A	2020A	30/06/2020	30/06/2021
Net Income	482,763	585,384	289,960	166,899	187,577
Net Income Adjustments	501,134	583,648	459,626	281,526	201,701
Depreciation and amortization	454,969	485,167	383,035	221,491	174,881
Allowance for loan losses	46,738	46,348	28,520	15,947	(15,501)
Other allowances	(11,759)	26,820	(7,189)	(5,301)	(802)
Allowance for civil, tax and labor risks	329	1,398	4,640	1,180	2,086
Residual cost of permanent assets written off	6,705	11,382	9,392	1,783	-
Allowance for intangible/ fixed asset losses	3,923	24,896	9,033	9,399	4,341
Interest and charges on financing	9,675	10,762	28,552	14,444	17,134
Equity pickup	(4,887)	(671)	(6,067)	(2,842)	(4,420)
Deferred income tax and social contribution	(4,559)	(22,454)	9,710	25,425	23,982
Change in assets and liabilities	1,656,948	(3,004,840)	(45,493)	(376,349)	(732,369)
Securities	(130,210)	(101,467)	313,474	(289,303)	(149,222)
Interbank transaction - Assets	(2,889,694)	(692,692)	(15,339,739)	(1,412,422)	(5,254,498)
Other receivables	(84,317)	(761,798)	(940,969)	(115,919)	(998,777)
Other assets	(46,712)	(32,478)	(26,661)	(50,621)	(13,542)
Interbank transaction - Liabilities	3,420,251	(547,999)	8,052,589	2,266,658	(4,568,031)
Other liabilities	1,591,610	(585,239)	8,019,250	(696,234)	10,384,862
Tax paid	(203,980)	(283,167)	(123,437)	(78,508)	(133,161)
Cash Flow From Operations	**2,640,845**	**(1,835,808)**	**704,093**	**72,076**	**(343,091)**
Acquisition of equity interest	-	-	-	-	-
Sale of equity interest	-	3,000	-	-	-
Acquisition of property	(198,329)	(457,100)	(302,244)	(103,449)	(175,104)
Acquisition of intangible assets	(67,138)	(186,618)	(83,053)	(30,079)	(23,444)
Sale of property	2,898	1	(111)	32	11,178
Increase for partial incorporation of subsidiary	-	451	-	-	-
Cash Flow From Investments	**(262,569)**	**(640,266)**	**(385,408)**	**(133,496)**	**(187,370)**
Financing	-	600,539	2,842,742	1,342,742	2,860,906
Payment of loans and financing	(45,089)	(47,672)	(2,399,623)	(1,085,177)	(2,457,087)
Dividends	(107,702)	(131,339)	(867,518)	(67,518)	(29,227)
Interest on equity received	(8,760)	(5,271)	(33,060)	(19,791)	(14,227)
Cash Flow From Financing	**(161,551)**	**416,257**	**(457,459)**	**170,256**	**360,365**
Cash flow of the Period	**2,216,725**	**(2,059,817)**	**(138,774)**	**108,836**	**(170,096)**

Appendix #3

Income Statement Santander Brasil (BR GAAP)

Income Statement (R$000')	1H2021	1H2020
Net Interest Income	**13,423,827**	**13,629,203**
Allowance for Loan Losses	(3,325,060)	(3,333,960)
Net Interest Income after Loan Losses	**10,098,767**	**10,295,243**
Fees	4,699,748	3,705,340
General Expenses	(5,105,770)	(4,929,816)
Personnel Expenses + Profit Sharing	(2,176,828)	(2,172,035)
Administrative Expenses[2]	(2,928,942)	(2,757,781)
Tax Expenses	(1,209,054)	(899,167)
Investments in Affiliates and Subsidiaries	20,915	3,294
Other Operating Income/Expenses	(1,825,477)	(2,184,572)
Operating Income	**6,679,128**	**5,990,322**
Non Operating Income	(1,108)	31,764
Net Profit before Tax	**6,678,021**	**6,022,086**
Income Tax and Social Contribution	(2,464,530)	(2,112,937)
Minority Interest	(42,660)	(47,394)
Net Profit w/o extraordinary provision[3]	**4,170,831**	**3,861,755**
Extraordinary provision for Loan Losses	-	(3,199,511)
Income Tax	-	1,440,000
Net Proft[3]	**4,170,831**	**2,102,244**
Accounting Net Profit	**4,102,816**	**2,025,559**